UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CARDCONNECT CORP.

(Name of Subject Company)

CARDCONNECT CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Jeffrey Shanahan

Chief Executive Officer and President

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Mark Gordon

Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CardConnect Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2017, relating to the offer by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for consideration in the form of $15.00 net to the seller in cash, without interest, but subject to any required withholding of taxes, for each share validly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by First Data and Purchaser with the SEC on June 7, 2017.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by adding a new paragraph immediately after the fourth paragraph of Section (d) – “Tender Offer” – to read as follows:

“On June 22, 2017, the holder of Series A Preferred Stock waived its right to receive written notice 45 days prior to the Effective Time. As a result, the condition to the Offer Closing as described above in respect of the notice to the holders of CardConnect’s Series A Preferred Stock has been satisfied.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by: (1) replacing the last full paragraph on page 16 with the following:

“Over the course of the remainder of the week of May 22, 2017, First Data worked to finalize its diligence efforts, and counsel to First Data and CardConnect continued to negotiate the transaction documentation. In addition, commencing after the CardConnect Board meeting on May 23, 2017, members of CardConnect’s management began to engage in discussions with representatives of First Data regarding future employment terms. During this period, Mr. Shanahan and representatives of First Data worked to agree upon the terms of his base salary, target incentive opportunity, inaugural restricted stock unit award and performance based restricted stock award. They also agreed as a result of their discussions that Mr. Shanahan would purchase shares of First Data common stock having a fair market value equal to one-half of the net after-tax cash proceeds received by him in the Offer and the Merger in respect of his Shares and equity awards. These compensation and purchase commitment terms were set forth in an offer letter entered into between Mr. Shanahan and First Data on May 26, 2017 (subsequently restated on June 6, 2017 to reflect changes that did not modify the substantive terms of the May 26, 2017 offer letter). Mr. Shanahan and representatives of First Data agreed that a similar compensation and equity structure would also be appropriate for other members of the CardConnect management team, and those general terms were discussed with various members of CardConnect’s management team; however, because of time constraints, the terms for the other members of CardConnect’s management team were negotiated and documented following the public announcement of the entry into the Merger Agreement.”

(2) replacing note (2) on page 23 with the following:

“(2) Includes the provision for income taxes and other business taxes. The provision for income taxes includes the effects of the reversal of the valuation allowance against the Company’s deferred tax asset, and the utilization of the Company’s federal and state net operating loss carryforwards (“NOLs”) obtained substantially as a result of the July 29, 2016 merger. As of December 31, 2016 the valuation allowance, federal NOLs, and state NOLs were $15,981,476, $9,415,064, and $8,012,432 respectively.”

(3) replacing note (4) on page 23 with the following:

“(4) Represents pro forma adjusted income tax expense to reflect an effective tax rate of 37.2% after giving effect to the reversal of the valuation allowance and utilization of the NOLs per note 2 above.”

(4) replacing the first table on page 27 under the heading “Financial Analyses of CardConnect” with the following:

	EV / Adjusted EBITDA			EV / (Adjusted EBITDA less SBC)	EV / (Adjusted EBITDA less Capex)	EV / (Adjusted EBITDA less Capex and SBC)
	LTM	2017E	2018E	LTM	LTM	LTM
Core Pure Play Processing
Global Payments	18.2x	16.3x	14.6x	18.9x	21.7x	22.6x
Worldpay Group	16.6	15.2	13.4	16.6	18.0	18.0
Vantiv	17.0	15.8	14.2	17.8	19.5	20.5
Median	17.0x	15.8x	14.2x	17.8x	19.5x	20.5x
Mean	17.3	15.7	14.1	17.7	19.7	20.4
Diversified Processing
First Data	12.6x	12.1x	11.4x	13.6x	15.0x	16.5x
TSYS	12.6	11.8	11.1	13.2	13.9	14.5
Median	12.6x	11.9x	11.2x	13.4x	14.4x	15.5x
Mean	12.6	11.9	11.2	13.4	14.4	15.5
International Processing
Worldline SA	15.1x	12.2x	10.7x	15.5x	22.5x	23.4x
Paysafe Group	9.2	8.5	7.6	9.7	9.7	10.1
Evertec	9.4	9.7	9.4	9.7	10.6	11.1
Nets A/S	13.2	12.2	11.3	13.2	14.7	14.7
Median	11.3x	10.9x	10.1x	11.5x	12.6x	12.9x
Mean	11.7	10.6	9.8	12.0	14.4	14.8

CardConnect at $15.00 per Share Offer Price(1)	18.1x	16.4x	13.5x	21.2x	28.4x	36.6x

(1)	Adjusted EBITDA, adjusted EBITDA less SBC, adjusted EBITDA less capex and adjusted EBITDA less capex and SBC, each for the LTM, as of March 31, 2017, is pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data.

(5) adding on page 29 at the end of the “Selected Precedent Transactions Analysis” heading the following:

The details for the selected transactions are as follows:

Transaction	Transaction Size ($mm)	EV / LTM Adjusted EBITDA		EV / (Adjusted EBITDA less SBC)		EV / (Adjusted EBITDA less Capex)		EV / (Adjusted EBITDA less Capex and SBC)
TSYS/TransFirst	$2,350	16.2	x	16.2	x	17.9	x	17.9	x
Global Payments/Heartland	4,300	15.9		17.2		28.1		32.6
Vista Equity/TransFirst	1,500	12.8		N/A		14.8		N/A
Vantiv/Mercury Payment Systems	1,650	17.8		18.1		23.8		24.5
Cielo/Merchant e-Solutions	670	12.0		N/A		N/A		N/A
Fifth Third/NPC	620	8.4		N/A		N/A		N/A
Advent International/RBS Worldpay	2,930	7.8	(3)	N/A		N/A		N/A
Median		12.8		17.2		20.8		24.5
Mean		13.0		17.2		21.1		25.0

(6) revising the first sentence on page 29 under the heading “Discounted Cash Flow Analysis” to read as follows:

“FTP Securities performed a discounted cash flow analysis of CardConnect by calculating the estimated present value of the unlevered free cash flows (see the section entitled “—Certain Management Projections to the CardConnect Board”) that CardConnect had forecasted to generate for the period from July 1, 2017 through December 31, 2022 based on management’s Scenario 1 Case and Scenario 2 Case projections and terminal values based on a multiple range of 9.0x to 13.0x applied to CardConnect’s estimated calendar year 2022 adjusted EBITDA and adjusted EBITDA less RBO and a multiple range of 14.0x to 18.0x applied to CardConnect’s estimated calendar year 2022 adjusted EBITDA less capex. The undiscounted terminal values for the Scenario 1 Case ranged from $694 million to $1,216 million and for the Scenario 2 Case ranged from $492 million to $956 million.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
Name:	Jeffrey Shanahan
Title:	Chief Executive Officer and President

Dated: June 26, 2017

[Signature Page to SC 14D-9 Amendment No. 2]